Form of Proxy – Special Meeting To Be Held on October 20, 2009

CONTROL NUMBER
Notes to Proxy
1.     This proxy must be signed by a shareholder or his or her attorney duly authorized in writing.  If you are an individual, please sign exactly as your shares are registered.  If the shareholder is a corporation, a duly authorized officer or attorney of the corporation must sign this proxy, and if the corporation has a corporate seal, its corporate seal should be affixed.
2.     If the shares are registered in the name of an executor, administrator or trustee, please sign exactly as the shares are registered.  If the shares are registered in the name of a deceased or other shareholder, the name must be printed in the space provided.  This proxy must be signed by the legal representative with his or her name printed below his or her signature, and evidence of authority to sign on behalf of the deceased or other shareholder must be attached to this proxy.
3.     Some shareholders may own shares as both a registered shareholder and as a beneficial shareholder; in which case, you may receive more than one Circular and will need to vote separately as a registered shareholder and as a beneficial shareholder.  Beneficial shareholders may be forwarded either a form of proxy already signed by the intermediary or a voting instruction form to allow them to direct the voting of shares they beneficially own.  Beneficial shareholders should follow instructions for voting conveyed to them by their intermediaries.
4.     If a share is held by two or more persons, any one of them present or represented by proxy at the meeting may, in the absence of the other or others, vote at the meeting.  However, if one or more of them are present or represented by proxy, they must vote together in respect of that share.
5.     A registered holder of shares may dissent from the Sale Resolution.  The execution or exercise of a proxy does not constitute a written objection for purposes of the dissent procedures in section 190 of the Canada Business Corporations Act.  Shareholders who wish to dissent should carefully review the section entitled “Rights of Dissenting Shareholders” in the Circular and Appendix F of the Circular.  The failure to comply strictly with the dissent procedures discussed in the Circular may result in the loss or unavailability of the right to dissent.
All shareholders should refer to the accompanying Circular for further information regarding completion and use of this proxy and other information pertaining to the meeting.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY, 7 DAYS A WEEK
TO VOTE BY MAIL	]	TO VOTE BY TELEPHONE OR FAX (Only Available Within Canada and U.S.)

•  Complete, sign and return this form in the envelope provided to the Company's transfer agent and registrar, CIBC Mellon Trust Company, Proxy Dept., P.O. Box 721, Agincourt, Ontario, Canada  M1S 0A1.
•  Proxy instructions must be received by 4:00 p.m. (EST), October 19, 2009.
•  If this proxy is not dated, it will be deemed to be dated on the date upon which it was mailed to the Company.

•  Using a touch-tone phone:
     - call toll free 1-866-271-1207 (English and French) and follow the voice instructions; or
     -  fax toll free 1-866-781-3111
•  Proxy instructions must be received by 4:00 p.m. (EST), October 19, 2009.

TO VOTE BY INTERNET
•Go to the following website, www.eproxyvoting.com/mds, and follow instructions on the website. •Proxy instructions must be received by 4:00 p.m. (EST), October 19, 2009.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed on the top left corner.  If you vote by telephone or the Internet, DO NOT mail back this form of proxy.

Proxies submitted must be received by 4:00 p.m. (EST) on October 19, 2009.  In the event that the meeting is adjourned or postponed, no later than 4:00 p.m. (EST) on the business day preceding the date to which the meeting is adjourned or postponed.

This Form of Proxy is solicited by and on behalf of management.

Appointment of Proxyholder

The undersigned shareholder of MDS Inc. hereby appoints: Douglas S. Prince, Executive VP, Finance & Chief Financial Officer or, failing him, Peter E. Brent, Senior Vice-President, Legal and Corporate Secretary
OR	Print the name of the person you are appointing if this person is someone other than the individuals listed	>>	_____________________________________

as proxy of the undersigned, to attend, act and vote in respect of all common shares registered in the name of the undersigned at the Special Meeting of Shareholders of MDS Inc. to be held at 4:00 p.m. (Toronto time) on October 20, 2009, at the Toronto Congress Centre, 650 Dixon Road, Etobicoke, Ontario, Canada, M9W 1J1, (the "Meeting"), and at any and all adjournments or postponements thereof in the same manner, to the same extent and with the same powers as if the undersigned were personally present, with full power of substitution.  Without limiting the general powers and authority hereby conferred on the form of proxy, the shares represented by this proxy are specifically directed to be voted or withheld from being voted as follows:

Each shareholder has the right to appoint a person or company, who need not be a shareholder, to attend and act on his or her behalf at the Meeting other than the person designated in this Form of Proxy.  Such right may be exercised by striking out the printed names and by inserting in the space provided the name of the person or company to be appointed.  A proxy may be revoked in the manner set out in the management proxy circular dated September 17, 2009 (the “Circular”).

The directors and management recommend shareholders vote FOR item 1 below.

1.	Sale of MDS Analytical Technologies
		FOR	AGAINST
Approval of the Sale Resolution, the text of which is attached as Appendix B to the Circular.	>>

This form of proxy confers discretionary authority for the above-named persons to vote in his or her discretion with respect to amendments or variations to the matters identified in the Notice of Meeting accompanying this form of proxy and any other matter which may properly come before the Meeting.

In the absence of any instructions, the common shares will be voted for the approval of the special resolution to approve the sale of the MDS Analytical Technologies business as more particularly described in the Circular (the “Sale Resolution”).

Authorized Signature(s) – sign here – This section must be completed for your instructions to be executed. I/We authorize you to act in accordance with my/our instructions set out above.  I/We hereby revoke any proxy previously given with respect to the Meeting.  If no voting instructions are indicated above, this Proxy will be voted FOR the matters identified above.

Signature(s)	Date
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